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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 NCL Holding ASA
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Ordinary Shares, Nominal Value Norwegian Kroner 2.30 per Share
--------------------------------------------------------------------------------
         Represented in the United States by American Depositary Shares
                         (Title of Class of Securities)

        492693 (Ordinary Shares) / 62885310 (American Depositary Shares)
            --------------------------------------------------------
                                 (CUSIP Numbers)

                                   Gerard Lim
--------------------------------------------------------------------------------
                                Star Cruises plc
                            Suite 1503, Ocean Centre
                                  5 Canton Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                 60 33 09 26 00
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                                December 14, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 62885310

    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Arrasas Limited

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|


    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          AF, BK, WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)               |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man


                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  96,794,329
      BENEFICIALLY            8       SHARED VOTING POWER
         OWNED BY                     -0-
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        96,794,329

                              10      SHARED DISPOSITIVE POWER
                                      -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,794,329

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.6%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 62885310

    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Resorts World Limited

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                          (b)|_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)               |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Isle of Man

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  10,300,000
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY                      -0-
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        10,300,000
                              10      SHARED DISPOSITIVE POWER
                                      -0-
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,300,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.1%

   14
           TYPE OF REPORTING PERSON*
           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 62885310

    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Genting Overseas Holdings Limited

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                          (b)|_|

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)               |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Isle of Man

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  2,810,200
      BENEFICIALLY            8       SHARED VOTING POWER
         OWNED BY                     -0-
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                                      2,810,200
                              10      SHARED DISPOSITIVE POWER
                                      -0-
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,810,200

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.1%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 62885310

    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Palomino Limited

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                          (b)|_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)               |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Isle of Man
                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  16,000,000
      BENEFICIALLY            8       SHARED VOTING POWER
         OWNED BY                     -0-
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                                      16,000,000
                              10      SHARED DISPOSITIVE POWER
                                      -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,000,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%

   14      TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security of the Issuer.
         -----------------------

     This statement relates to the Ordinary Shares, nominal value Norwegian kroner ("NOK") 2.30 per share (the "Shares") represented in the Unites States by American Depository Shares of NCL Holding ASA, a company incorporated under the laws of the Kingdom of Norway (the "Company") whose principal executive offices are located at Haakon VII's gt. 1, 0161 Oslo, Norway.

Item 2.  Identity and Background.
         ------------------------

     This statement is filed by Arrasas Limited ("Arrasas"), Resorts World Limited ("Resorts"), Genting Overseas Holdings Limited ("Genting Overseas") and Palomino Limited ("Palomino", and together with Arrasas, Resorts and Genting Overseas, the "Reporting Persons"). Each of the Reporting Persons is a company incorporated under the laws of the Isle of Man. The address of the principal office of each of the Reporting Persons is International House, Castle Hill, Victoria Road, Douglas, Isle of Man, British Isles IM2 4RB. The principal business of each of the Reporting Persons is to act as an investment holding company.

     Arrasas is a wholly-owned subsidiary of Star Cruises plc, a company incorporated under the laws of the Isle of Man ("Star"). Tan Sri Lim Goh Tong ("GT Lim"), Puan Sri Lim (nee Lee) Kim Hua ("KH Lim") and Dato' Lim Kok Thay ("KT Lim" and together with GT Lim and KH Lim, the "Controlling Persons"), through their control of family trusts, beneficially own more than 50% of Star's outstanding ordinary shares (the "Star Shares") and are, therefore, ultimately in control of Arrasas.

     GT Lim's business address is Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. GT Lim is a Director of Genting Bhd, a Malaysian company ("Genting Bhd"), and a Malaysian citizen. KH Lim's business address is Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. KH Lim is a Director of Kien Huat Realty, a Malaysian company, and a Malaysian citizen. KT Lim's business address is Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. KT Lim is the Managing Director of Genting Bhd, the Chairman of Star and a Malaysian citizen. GT Lim and KH Lim are husband and wife and KT Lim is their son.

     Resorts is an indirect wholly-owned subsidiary of Resorts World Bhd ("Resorts Bhd"). Genting Bhd owns more than 50% of the outstanding shares of Resorts Bhd. Genting Overseas is a wholly-owned subsidiary of Genting Bhd. Palomino is a wholly-owned subsidiary of Genting International plc, a company incorporated under the laws of the Isle of Man ("Genting International"). Genting Bhd owns more than 50% of the outstanding shares of Genting International. GT Lim, through his control of family trusts, beneficially owns approximately 40.5% of the outstanding shares of Genting Bhd, the remainder of which are widely held, and he may, therefore, be deemed to be ultimately in control of each of Resorts, Genting Overseas and Palomino.

     The address of Star's principal office is Suite 1503, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong, SAR. Star's principal business is the operation of a cruise line.

     The address of Resorts Bhd's principal office is Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. Resorts Bhd's principal business is the operation of a tourist resort at Genting Highlands in Malaysia and other ventures in the leisure, hospitality, amusement and gaming industries. The shares of Resorts Bhd are listed on the Kuala Lumpur Stock Exchange.

     The address of Genting Bhd is Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. Genting Bhd's principal business is to act as an investment holding and management company. The shares of Genting Bhd are listed on the Kuala Lumpur Stock Exchange.

     Attached hereto as Schedule 1 is the information required by clauses (a) through (c) and (f) of Item 2 of Schedule 13D with respect to the executive officers and directors of each of the Reporting Persons and Star.

     During the last five years, none of the Reporting Persons, the Controlling Persons, the other persons named in this Item 2 or, to the best knowledge of the Reporting Persons, the persons listed in Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The aggregate amount of the funds used by the Reporting Persons to purchase 125,904,529 Shares was approximately NOK 4,397,988,582, inclusive of brokerage commissions.

     Arrasas purchased 96,794,329 Shares for a total amount of NOK 3,378,384,216, inclusive of brokerage commissions. Arrasas obtained such amount from the following sources: (i) NOK 982,940,000 pursuant to a term loan agreement among ABN-Amro Bank N.V., Arrasas, the other lenders party thereto and the guarantors party thereto, dated December 19, 1999 (the "Term Loan Agreement"), attached hereto as Exhibit 1 and incorporated herein by reference,
(ii) NOK 2,081,123,759 pursuant to a loan agreement between Joondalup Limited, an affiliate of Star, and Star, dated December 20, 1999, attached hereto as
Exhibit 2 and incorporated herein by reference and (iii) NOK 314,320,457 from internally generated funds.

     Resorts purchased 10,300,000 Shares for a total amount of NOK 360,408,769, inclusive of brokerage commissions. Resorts obtained such amount from internally generated funds.

     Genting Overseas purchased 2,810,200 Shares for a total amount of NOK 98,332,109, inclusive of brokerage commissions. Genting Overseas obtained such amount from internally generated funds.

     Palomino purchased 16,000,000 Shares for a total amount of NOK 560,863,488, inclusive of brokerage commissions. Palomino obtained such amount from internally generated funds.

Item 4.  Purpose of Transaction.
         -----------------------

     Following the announcement on December 1, 1999, by Carnival Corporation of a takeover offer for the Shares, between December 5 and December 16, 1999, representatives of Star and the Company held several exploratory discussions concerning the possibility for a substantial investment by Star in the Company and the potential for a "strategic" business alliance between Star and the Company. These discussions did not result in any agreement or understanding between the parties.

     The Reporting Persons acquired the Shares for the purpose of influencing or obtaining control of the Company.

     As a result of their having acquired more than 40% of the outstanding Shares, the Reporting Persons have become obligated, pursuant to the Norwegian Securities Trading Act (the "NSTA"), either to make a mandatory offer for the purchase of the remaining outstanding Shares (the "Mandatory Offer") or reduce their holding to below 40%. The Mandatory Offer must be made within four weeks after the Reporting Persons first became obligated to make the Mandatory Offer and the offer price in the Mandatory Offer must be at least as high as the market price of Shares as of, or the highest price paid by any of the Reporting Persons to acquire Shares during the six month period prior to, the time the Reporting Persons first became obligated to make the Mandatory Offer - which would result in an offer price of not less than NOK 35 per share in the Mandatory Offer.

     As required by the NSTA, on December 16, 1999, Star, on behalf of the Reporting Persons, notified the Oslo Stock Exchange that the Reporting Persons had become obligated to make the Mandatory Offer and that it would do so at the minimum required offer price. Under the NSTA, this notification is irrevocable.

     The NSTA also provides that until such time as the Mandatory Offer is made, the Reporting Persons may not exercise any rights (including voting rights) as holders of the portion of the Shares they hold in excess of 40% (other than the right to receive dividends and pre-emption rights).

     If following consummation of the Mandatory Offer, the Reporting Persons hold more than 90% of the outstanding Shares, the Reporting Persons (as well as any remaining shareholder of the Company) would have the right under Norwegian law to commence a process leading to a compulsory acquisition by the Reporting Persons for cash of any Shares not already owned by the Reporting Persons at price determined either by agreement or by a Norwegian court.

     Except as described in this Schedule, the Reporting Persons currently have no specific plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. However, the Reporting Persons, either directly or through Star, intend to hold discussions with the board of directors and management of the Company, to seek to participate in the direction and management of the Company (including by seeking representation on the Company's board of directors) and to otherwise exercise influence or control over the Company and its business and policies, in each case commensurate with the level of their shareholding in the Company. Accordingly, the Reporting Persons reserve the right, from time to time, to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) The Reporting Persons, collectively, directly, beneficially own an aggregate of 125,904,529 Shares, which represents approximately 50.2% of the outstanding Shares. Of these Shares, 96,794,329, 10,300,000, 2,810,200 and 16,000,000 are directly, beneficially owned by Arrasas, Resorts, Genting Overseas and Palomino, respectively. The Shares held by Arrasas, Resorts, Genting Overseas and Palomino represent 38.6%, 4.1%, 1.1% and 6.4%, respectively, of the outstanding Shares. Except for such Shares, none of the Reporting Persons, the Controlling Persons, the other persons named in Item 2 above or, to the best knowledge of the Reporting Persons, the persons listed in
Schedule 1, beneficially own any Shares.

     (b) Each of Arrasas, Resorts, Genting Overseas and Palomino has the sole power to vote and dispose of 96,794,329, 10,300,000, 2,810,200 and 16,000,000
Shares, respectively.

     (c) Schedule 2 sets forth information with respect to all transactions in Shares effected during the last 60 days by each of the Reporting Persons, the Controlling Persons, the other persons named in Item 2 above and, to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule 1. All such transactions were purchases of Shares for cash effected either on the Oslo Stock Exchange or in privately negotiated transactions.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         -----------------------------------------

     Except as set forth in this Schedule, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Persons, the Controlling Persons, the other persons named in Item 2 above or any of the persons listed on Schedule 1 or between any of such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company (other than the security provisions of the Term Loan Agreement).

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

Exhibit 1 Loan Agreement between ABN-Amro Bank N.V., Arrasas Limited, the other lenders party thereto and the guarantors party thereto, dated December 19, 1999.

Exhibit 2 Loan Agreement between Joondalup Limited and Star Cruises plc dated December 20, 1999.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                                     ARRASAS LIMITED


                                                     By: /s/ Chong Chee Tut
                                                         ------------------
                                                     Name: Chong Chee Tut
                                                     Title: Director

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                                     RESORTS WORLD LIMITED


                                                     By: /s/ William Ng Ko Seng
                                                         ----------------------
                                                     Name: William Ng Ko Seng
                                                     Title: Director

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                               GENTING OVERSEAS HOLDINGS LIMITED


                                               By: /s/ William Ng Ko Seng
                                                   ----------------------
                                               Name: William Ng Ko Seng
                                               Title: Director

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                                     PALOMINO LIMITED


                                                     By: /s/ William Ng Ko Seng
                                                         ----------------------
                                                     Name: William Ng Ko Seng
                                                     Title: Director

                                  SCHEDULE 1-A

                                 ARRASAS LIMITED

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Unless otherwise indicated, each of the individuals listed below is a Malaysian citizen.

Name and Position with Arrasas               Principal Occupation
------------------------------               --------------------

Chong Chee Tut, (Director)                   Chief Financial Officer
                                             Star Cruises plc
                                             Star Cruises Terminal
                                             PO Box 288
                                             42009, Pelabuhan Klang
                                             Selangar Darul Eshan, Malaysia

Gerard Lim Ewe Keng, (Director)              Vice President - Corporate Planning
                                             Star Cruises plc
                                             Star Cruises Terminal
                                             PO Box 288
                                             42009, Pelabuhan Klang
                                             Selangar Darul Eshan, Malaysia

Nigel John Carter, (Director)                Chartered Secretary
(British citizen)                            IFG International Limited,
                                             International House, Castle
                                             Hill, Victoria Road, Douglas,
                                             Isle of Man,
                                             British Isles IM2 4RB

Raymond Eugene Befroy, (Director)            Chartered Secretary
(British citizen)                            IFG International Limited,
                                             International House, Castle
                                             Hill, Victoria Road, Douglas,
                                             Isle of Man,
                                             British Isles IM2 4RB

                                  SCHEDULE 1-B

                                STAR CRUISES PLC

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Unless otherwise indicated, each of the individuals listed below is a Malaysian citizen.

Name and Position With Star Cruises                             Principal Occupation
-----------------------------------                             --------------------

Dato' Lim Kok Thay, (Director)                                  Managing Director
                                                                Genting Bhd
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Colin Au Fook Yew, (President, Chief Executive Officer and      President and Chief Executive Officer
Director)                                                       Star Cruises plc
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Lee Swee Hing, (Director)                                       Executive Vice President - Gaming Operations
                                                                Star Cruises plc
                                                                1 Shenton Way
                                                                #01-02 Singapore 068803

Ng Ko Seng, (Director)                                          General Manager
                                                                Star Cruises (HK) Limited
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR

Cong Ong, (Director)                                            Senior Vice President - Strategic Planning
(Australian citizen)                                            Star Cruises plc
                                                                1 Shenton Way
                                                                #01-02 Singapore 068803

                                  SCHEDULE 1-C

                              RESORTS WORLD LIMITED

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                  Unless otherwise indicated, each of the individuals listed below is a Malaysian citizen.

Name and Position With Resorts                                  Principal Occupation
------------------------------                                  --------------------

Dato' Lim Kok Thay, (Director)                                  Managing Director
                                                                Genting Bhd
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Quah Chek Tin, (Director)                                       Executive Director
                                                                Genting Bhd,
                                                                25th Floor, Wisma Genting,
                                                                28 Jalan Sultan Ismail,
                                                                50250 Kuala Lumpur,
                                                                Malaysia

Nigel John Carter, (Director)                                   Chartered Secretary
(British citizen)                                               IFG International Limited,
                                                                International House, Castle
                                                                Hill, Victoria Road, Douglas
                                                                Isle of Man,
                                                                British Isles IM2 4RB
Ng Ko Seng, (Director)                                          General Manager

                                                                Star Cruises (HK) Limited
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR

Ong Moh Pheng, (Director)                                       Country Manager - Marketing
                                                                Genting International plc
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR


                                  SCHEDULE 1-D

                        GENTING OVERSEAS HOLDINGS LIMITED

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Unless otherwise indicated, each of the individuals listed below is a Malaysian citizen.

NAME AND POSITION WITH GENTING OVERSEAS                         PRINCIPAL OCCUPATION
Dato' Lim Kok Thay, (Director)                                  Managing Director
                                                                Genting Bhd
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Colin Au Fook Yew, (Director)                                   President and Chief Executive Officer Star
                                                                Cruises plc
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Nigel John Carter, (Director)                                   Chartered Secretary
(British citizen)                                               IFG International Limited,
                                                                International House, Castle
                                                                Hill, Victoria Road, Douglas
                                                                Isle of Man,
                                                                British Isles IM2 4RB

Ng Ko Seng, (Director)                                          General Manager
                                                                Star Cruises (HK) Limited
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR

Ong Moh Pheng, (Director)                                       Country Manager - Marketing
                                                                Genting International plc
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR

                                  SCHEDULE 1-E

                                PALOMINO LIMITED

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Unless otherwise indicated, each of the individuals listed below is a Malaysian citizen.

NAME AND POSITION WITH PALOMINO                                 PRINCIPAL OCCUPATION
Dato' Lim Kok Thay, (Director)                                  Managing Director
                                                                Genting Bhd
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Colin Au Fook Yew, (Director)                                   President and Chief Executive Officer, Star
                                                                Cruises plc
                                                                Wisma Genting
                                                                28 Jalan Sultan Ismail
                                                                50250 Kuala Lumpur
                                                                Malaysia

Nigel John Carter, (Director)                                   Chartered Secretary
(British citizen)                                               IFG International Limited,
                                                                International House, Castle
                                                                Hill, Victoria Road, Douglas
                                                                Isle of Man,
                                                                British Isles IM2 4RB

Ng Ko Seng, (Director)                                          General Manager
                                                                Star Cruises (HK) Limited
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR

Ong Moh Pheng, (Director)                                       Country Manager - Marketing
                                                                Genting International plc
                                                                Suite 1503 Ocean Centre
                                                                5 Canton Road, Tsimshatsui, Kowloon,
                                                                Hong Kong SAR


                                   SCHEDULE 2

                             TRANSACTIONS IN SHARES

         All of the transactions described below were purchases of Shares for cash.




   Reporting                                               Number of
    PERSON                        DATE                       SHARES              PRICE PER SHARE  1, 2
------------------------ -------------------------------- ---------------------- ----------------------------------
Arrasas Limited          December 2, 1999                 100,000                NOK 32.6750
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 2, 1999                 150,000                NOK 32.7000
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 3, 1999                 250,000                NOK 31.9740
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 6, 1999                 230,000                NOK 33.3043
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 8, 1999                 200,000                NOK 34.4100
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 8, 1999                 150,000                NOK 34.5943
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 9, 1999                 8,500                  NOK 32.8824
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 9, 1999                 4,000,000              NOK 33.0000
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 9, 1999                 200,000                NOK 33.5000
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 13, 1999                1,300,000              NOK 34.2376
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 13, 1999                350,000                NOK 33.6000
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 13, 1999                2,500,000              NOK 33.0000
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 15, 1999                12,806,071             NOK 34.9840
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 15, 1999                46,549,758             NOK 34.9940
------------------------ -------------------------------- ---------------------- ----------------------------------
                         December 16, 1999                28,000,000             NOK 35.0000
------------------------ -------------------------------- ---------------------- ----------------------------------
Resorts World            December 14, 1999                10,300,000             NOK 34.9213
Limited
------------------------ -------------------------------- ---------------------- ----------------------------------
Genting                  December 14, 1999                2,810,200              NOK 34.9213
Overseas
Holdings
Limited
------------------------ -------------------------------- ---------------------- ----------------------------------
Palomino                 December 15, 1999                16,000,000             NOK 34.9840
Limited
------------------------ -------------------------------- ---------------------- ----------------------------------



--------

     1 Where the price reported for a particular transaction reflects multiple purchases, the price given is the weighted average price per Share.

     2 The prices reported do not include brokerage commissions which were paid by the Reporting Persons.